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                            September 1, 2022

       Assaf Ginzburg
       Chief Financial Officer
       ORMAT TECHNOLOGIES, INC.
       6140 Plumas Street
       Reno, Nevada 89519-6075

                                                        Re: ORMAT TECHNOLOGIES,
INC.
                                                            Forms 8-K
                                                            Filed June 27, 2022
and August 4, 2022
                                                            Response dated
August 18, 2022
                                                            File No. 001-32347

       Dear Mr. Ginzburg:

              We have reviewed your August 18, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 11, 2022 letter.

       Response Letter dated August 18, 2022

       General

   1. We note your response to our prior comments. To the extent that future documents filed or furnished with the
SEC include reference to    green bonds   ,    green notes    or a    green
                                                        finance framework   ,
confirm your understanding that you will include definitions of these terms or tell investors
where such information can be located. For example, we note that you reference your
green finance framework without further description in your recent
                                                        Form 10-Q for the
quarter ended June 30, 2022, in stating that you intend    to allocate an
                                                        amount equivalent to
the net proceeds from this offering to finance and/or refinance, in whole or in part, one
or more eligible green projects in accordance with the Company   s
                                                        Green Finance
Framework.
 Assaf Ginzburg
ORMAT TECHNOLOGIES, INC.
September 1, 2022
Page 2

      Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Loan Lauren
Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                         Sincerely,
FirstName LastNameAssaf Ginzburg
                                                         Division of
Corporation Finance
Comapany NameORMAT TECHNOLOGIES, INC.
                                                         Office of Energy &
Transportation
September 1, 2022 Page 2
cc:       Colin Diamond
FirstName LastName